September 29, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	REITPlus, Inc.

Amendment No. 4 to Registration Statement on Form S-4

(File No. 333-159610)

Dear Ms. Barros:

On behalf of REITPlus, Inc. (“REITPlus” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 21, 2009 (the “Comment Letter”).

The following responses have been keyed to the Comment Letter dated September 21, 2009 for convenience of reference, with the comment restated, followed by the answer. We are delivering four (4) courtesy copies of the marked version of Amendment No. 4 to your office.

The Merger, Page 32

Background of the Merger, Page 32

1.

Please explain how you calculated the 25% from the high end of the range that you discuss on page 35 of your registration statement. As 25% discount from the $12.00 high end of the range appears to be $9.00.

We note the Staff’s comment and advise the Staff that the reference to 25% on page 35 is a typo and should indicate, ‘a 20% discount’, as the difference between $12.00 and $9.50 represents a 20% difference. Accordingly, we have updated the disclosure on page 35, which is now consistent with the footnote disclosure on page A-4 discussed in the Staff’s Comment number 2.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (1)(b), Page A-4

2.	Please clarify what the 20% discount represents and how does this reconcile with the 25% discount discussed on page 35 of your registration statement..

We note the Staff’s comment and have amended our disclosure on page 35 to correctly state that the discount is ‘20%’, which is mathematically correct and agrees with the disclosure on page A-4. We believe the 20% discount applied to the net asset value calculation is appropriate given the various approaches to value and current market conditions.

Footnote (2), pages A-4 and A-5

3.

We considered your response to comment 5 and note from prior discussions that the company does not believe the impact to the financial statements would be materially different based on accounting for the transaction as a business combination or the acquisition of an asset. Please provide your materiality analysis that clarifies your basis for this representation.

Our consideration of materiality was undertaken at the request of the Staff. Materiality has not been a consideration in our determination that the acquired net assets of REITPlus do not meet the definition of a business. However, we believe that the principal difference between accounting for the transaction as an asset acquisition versus a business combination is how the costs attributable to the acquisition of REITPlus’s net assets are treated. We currently estimate that the costs attributable to the acquisition of the net assets of REITPlus are between $500,000 - $600,000. The accounting for those costs are discussed further in our response to the Staff’s Comment number 4.

We considered the guidance in Staff Accounting Bulletin No. 99, “Materiality”, and our belief is that the transaction costs are not quantitatively or qualitatively material to our combined annual financial statements. Quantitatively they represent a 0.4% impact on our pro forma equity and a $0.02 impact on post-merger net income and FFO per share. This difference in accounting for costs of the acquisition would not (1) change a loss into income or vice versa, (2) mask a change in earnings or other trends, (3) impact compliance with loan or other contractual covenants, (4) impact management compensation, or (5) conceal an unlawful transaction. Further, the difference is attributable to a non-recurring cost and therefore does not concern a segment or other portion of our business that is viewed by our investors as playing a significant role in our profitability. We note finally that we are not currently followed by securities analysts and therefore this difference in treatment would not impact analyst expectations.

We would also re-emphasize to the Staff that the total impact on the balance sheet of AmREIT, the accounting acquirer, of the entire transaction is only approximately 1.8% of AmREIT’s total assets as reported in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

4.

We note on page A-5 that the acquisition costs will be initially capitalized as part of the assets acquired. We further note that you plan to expense the capitalized acquisition costs to reduce the carrying values of the net assets to their respective fair values. Given this, please provide us with an analysis to support your representation in response to comment 6 that an impairment is not required.

We understood the Staff’s inquiry to be directed at our assessment of a potential impairment of AmREIT’s assets subsequent to the completion of the legal merger. Accordingly, the representation contained in our response to the Staff’s previous Comment number 6 was not referring to the assets acquired from REITPlus; rather, it was referring to the assets of AmREIT. As previously indicated, we do not believe that there will be an impairment of AmREIT’s assets given the recent property appraisals, which reflect a value in excess of historical carrying cost, and the valuation work performed by KeyBanc in arriving at its overall corporate valuation and fairness opinion.

With respect to the costs incurred in the acquisition of REITPlus’s net assets, we have revised our disclosure on A-5 to state that we will be accounting for the cash costs incurred in connection with acquiring REITPlus’s net assets as an element of the cost of those assets consistent with the consensus in EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations.”

Further to our conference call discussion of September 25, 2009, there are two elements to the consideration given for the net assets of REITPlus: (1) the AmREIT shares issued; and, (2) the direct cash costs paid to various service providers to assist us with various aspects of the acquisition. Those two elements of consideration comprise the total cost of the acquisition, and, as discussed further in our response to the Staff’s Comment number 5, we believe, is most indicative of the fair value of the net assets acquired.

Also, as discussed, we are aware of and will apply the provisions paragraph 19(h) of APB 18 in subsequent periods. However, as discussed, because the carrying amount of our acquired equity method investment will equal its estimated fair value at the time of acquisition, we do not anticipate recognizing an impairment loss at or near the time of acquisition.

5.

Additionally, we note that the fair value of the consideration given exceeds the appraised value of the assets acquired by $1.1 million. We also understand that you believe an impairment would not result because the enterprise value on a combined basis would support a fair value in excess of $9.50 per share. Please tell us your basis in GAAP for this representation and tell us how you plan to account for the $1.1 million differential. Lastly, advise us how your impairment analysis considered EITF 08-6 and paragraph 19(h) of APB 18. In this regard, we are unclear how there are not factors present that would require an impairment of the asset subsequent to the transaction.

In our September 9, 2009 response to the SEC staff’s letter of August 12, 2009, we provided several pages of information concerning the manner in which the value of the asset acquisition by AmREIT was determined for purposes of disclosure in the pro forma financial statements for the anticipated transaction. We understood the staff’s comment to be asking for a detailed explanation of the determination of the valuation of the anticipated exchange.

As is indicated in the third paragraph of our response to the Staff’s previous Comment number 6, we believed and continue to believe that any difference between the fair value of the consideration to be given in the exchange (shares of AmREIT stock and cash paid for direct acquisition costs) and the value of the assets to be received in the exchange are not materially different. Notwithstanding the elaboration on the weight of various evidence considered in identifying a valuation for the exchange, it is a necessary condition of the accounting for the consideration that upon initially recording the transaction that the value ascribed to the consideration given must equal the value of the consideration received. As noted in our earlier correspondence, we considered the guidance in paragraph D5 of FAS 141R and understand that the value determined in an asset exchange must be the value that is more clearly evident and thus more reliably measurable1. As with many other determinations in accounting, this is a matter that requires significant judgment on the part of management giving appropriate consideration to all available evidence. As the staff has continued to challenge our proposed accounting as reflected in the pro forma financial statements for the anticipated transaction, we have continued to consider the appropriate judgment to be applied to the selection of the measurement for the anticipated transaction, recognizing that in all cases the company continues to believe that the difference among its reasonable choices is not material to the overall and pro forma financial statements taken as a whole. This does not mitigate the fact that the company is striving to reach a resolution that is both reasonable in the judgment of management, acceptable to the SEC staff and in accordance with generally accepted accounting principles and current published guidance.

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1 In considering the meaning of “clearly evident” and “reliably measurable” the company believes that the interpretation of these phrases bears on how they are applied. For example, some information may be more clearly evident or reliably measurable but be less relevant. In particular, the company notes that FFO is a clearly evident and reliably measurable metric about which there is much debate. It is not regarded in the GAAP community as more relevant than GAAP based net income. Upon further consideration, the company has determined that a net asset value calculation of a limited asset group may be a clearly evident metric that is readily measurable in this limited situation because of its simplicity but may not be a superior measure of fair value upon which a purchase price determination should be evaluated.

In further considering the choice between the use of the value of the assets to be acquired and the value of the consideration given in the exchange, we have given further consideration to the following factors:

•

Although the determination of the net asset value of only the real estate assets of REITPlus is, in this case, simpler and less complex than the determination of the value of the shares of the much more complex acquirer, the determination of the value of a real estate investment is not simply a matter of determining the value of the real estate. The determination of the value of real estate is inherently judgmental, relying on various assumptions. As indicated by the ongoing debate among analysts about appropriate real estate company valuation and the fact that many real estate companies common stock trades at prices at a premium to or discount from calculated net asset value[2], it is not a forgone conclusion that a net asset value (NAV) calculation of underlying real estate is the bright line single right answer for the valuation of real estate although it is inherently simpler than some other valuation models.

•

Although the proposed transaction has not yet been voted on by shareholders, when shareholder approval is obtained, that approval has the weight of independent shareholder consideration of what the affirming shareholders consider the value of the transaction to be. In the preparation of pro forma financial statements it is necessary to make some reasonable assumptions about inherently uncertain information to enable the preparation of pro forma financial statements for consideration by shareholders. For example, in a registration statement for an exchange in a Form S-4 for any acquisition in which consideration given in the exchange is equity with a readily determinable market value, that market value that is the basis for the exchange will not be known with certainty until the date of the exchange but pro forma financial statements must be prepared based on some assumption about market price subject to refinement based on determination of the final acquisition date. The use of the $9.50 per share valuation in the pro forma financial statements is a necessary expedient to the preparation of the financial statements that will be either validated by shareholder approval or become irrelevant if shareholders do not approve the transaction. In the interim it is the best estimate of management and the board with the advice of external valuation experts of the value of the AmREIT shares. Although our earlier correspondence regarded this as less readily measurable, we believe it is more accurately characterized as a more complex valuation with many more variables that expose this measurement to more potential for alternative assumptions. However, the valuation was determined with the same level of expertise and same commitment to determining a best estimate as was the case for the simpler asset valuation. Thus the term more readily measurable is regarded not from the perspective of simpler and less complex but is regarded that notwithstanding more moving parts it is subject to equal discipline in its determination.

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2 See for example draft 2003 discussion paper titled “Deviation Between Stock Price and Fundamental Value for Real Estate Investment Trusts” authored by William M. Gentry and Charles M. Jones of Columbia University and Christopher J. Mayer of University of Pennsylvania.

The staff has asked specifically that the company address the reasons why the company has “changed course” with respect to the determination that the value of the net assets in this acquisition is the more readily determinable value. In response we would like to stipulate that we have not changed our mind but have reflected further on the SEC staff’s comments and have refined our viewpoint based on that further consideration. That further consideration includes:

•

Consideration that although the determination of the net asset value of the assets is simpler and more straightforward than the calculation of the per share value of the AmREIT shares on a post-reorganization basis, neither value is necessarily superior in terms of incorporating relevant information. The net asset value calculation is more easily measured but does not necessarily represent a superior valuation model.

•

An independent transaction approved by shareholders will be more closely analogous to a market transaction between a willing buyer and a willing seller and hence more closely aligned with the principles in FAS 157.

•	The difference between the two values is not material to the financial statements.

•

Both the net asset value and the AmREIT share value were valuations from within a range of possible values, each of which were evaluated by external valuation professionals, and the exchange is further attested to as fair by an independent investment bank with substantial experience in REIT and other real estate M&A transactions.

Therefore we are not disregarding any of our prior considerations but are expanding our consideration in recognition of the fact that there is adequate and appropriate support for the determination that either value could be judged as more clearly evident and readily measurable. However, given the further consideration that the net asset value is a simpler measure with general support, but that the fair value of the stock is the value at which management and the board considered and recommended the transaction, and it is the basis on which shareholder approval is sought, we support the use of the fair value of the AmREIT stock as the basis for the exchange.

6.	Clarify what portion of the consideration given, if any, is related to other aspects of the transaction.

We are not aware of, and do not believe that there is, another “aspect of the transaction” for which consideration was given. Cash costs were incurred with advisors to AmREIT regarding its proposed recapitalization. We believe we have appropriately segregated the costs incurred in connection with the recapitalization from the costs incurred in connection with the acquisition of the net assets of REITPlus.

Annex C – Information Concerning AmREIT

7.

Reference is made to the quarterly financial statements for AmREIT. We note that you have presented net income (loss) before income attributable to noncontrolling interests. Please tell us how you applied the guidance in paragraph 29 of SFAS 160 and clarify these amounts represent net loss including noncontrolling interests. Additionally, describe how the company considered whether the adoption of SFAS 160 constituted a material change in assessing whether the historical financial statements may require retroactive restatement. Similarly advise us for REITPlus .

We note the Staff’s comment and clarify that the amounts represented should be titled Net income (loss) including noncontrolling interest. We have made this change to the Consolidated Statement of Operations on page C-2. We have made a similar change to the description on the REITPlus Consolidated Statement of Operations on page B-28. Additionally, we have retrospectively adjusted our Balance Sheets as of December 31, 2008 and 2007 as well as our Statements of Operations for the years ended December 31, 2008, 2007 and 2006 for both AmREIT and REITPlus to reflect the provisions of SFAS 160 in order to provide comparability of all periods presented in the registration statement.

Please feel free to contact me at 713.860.4924 for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

Chad C. Braun
Chief Financial Officer